June 2, 2006

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Sigma-Aldrich Corporation

Form 10-K for the year ended December 31, 2005

Form 10-Q for the period ended March 31, 2006

File No. 000-08135

Dear Mr. Cash:

The attachment to this letter sets forth the responses of Sigma-Aldrich Corporation (the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 19, 2006, with respect to the above referenced filings. We have duplicated the comments set forth in the comment letter in the attachment and have provided responses to each comment.

As requested by the staff of the Commission, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require additional information, please do not hesitate to contact me at 314-286-8003 or our Corporate Controller, Karen Miller at 314-286-7996.

Sincerely,

/s/ Michael R. Hogan
Chief Administrative Officer and Chief Financial Officer
Sigma-Aldrich Corporation
3050 Spruce Street
St. Louis, Missouri 63103

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis, page 17

Operating Results, page 21

COMMENT:

1.	You identify non-cash inventory purchase accounting charges related to inventories acquired through acquisitions, the lower margin JRH industrial cell culture business, increased manufacturing and distribution costs, partially offset by cost savings from process improvements, as the reasons for the decrease in the gross profit rate in 2005. In future filings, please expand your discussion to quantify the impact of each item referred to so that readers can fully assess the impact that each item had on your cost of sales. Your discussion should also indicate whether you believe these items reflect a trend in costs (i.e., Do you expect cost savings to continue or level off? Will manufacturing and distribution costs continue to rise?)

RESPONSE:

In future filings, the Company will quantify the impact of each item referred to in the discussion on the change in the gross profit rate year over year. In future filings, the Company will also discuss significant trends, if any, that could impact the cost of products sold.

Note 8 - Long-Term Debt, page 34

COMMENT:

2.	In future filings, please disclose the amount of interest capitalized for each period, if material, as provided in paragraph 21 of SFAS 34, Capitalization of Interest Cost.

RESPONSE:

The amount of interest capitalized for the years ended December 31, 2005, 2004 and 2003 as referenced in Note 8 – Long-Term Debt in the Company’s Form 10-K for the year ended December 31, 2005 was not material. In future filings, the Company will disclose the amount of interest capitalized for each period, if material, as provided in paragraph 21 of SFAS 34, Capitalization of Interest Cost.

Item 9A – Controls and Procedures, page 10

COMMENT:

3.

We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2006.

RESPONSE:

The Company confirms that its disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are accumulated and communicated to the Company’s management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Further, in future filings the Company intends to include the following disclosure with appropriate indication of the time period covered:

“The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of [December 31, 200X]. Based upon their evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are effective as of that date to provide reasonable assurance that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. They have also determined in their evaluation that there was no change in the Company’s internal controls over financial reporting during the quarter ended [December 31, 200X] that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.”